ANNEX I


            [Letterhead of Chaffe & Associates, Inc.]



July 11, 2000



The Board of Directors
Cucos, Inc.
110 Veterans Blvd., Suite 222
Metairie, LA 70005


Members of the Board:


 We understand that Cucos, Inc. (the "Company") is considering a proposal to pass through to its shareholders an offer from Jacksonville Restaurant Acquisition Corp. (the "Purchaser") to purchase for cash up to a total of 1,200,000 of the outstanding shares of common stock of the Company at $1.00 per share, net to the seller (the "Purchase Price"). The offer is conditioned upon there being validly tendered in accordance with the terms of the offer and not withdrawn prior to the expiration date of the offer at least 1,2000,000 shares of Company common stock and the satisfaction of other specific conditions. The specific conditions and other terms of the Tender Offer are more fully described in the Tender Offer Statement.

 You have asked our opinion as to whether on the date hereof, from a financial point of view, the Purchase Price, subject to the other terms and conditions of the Tender Offer, is a fair and adequate price for a share of the Company common stock.

 Chaffe & Associates, Inc. ("Chaffe"), through our experience in the securities industry, investment analysis and appraisal, and in related corporate finance and investment banking activities, including mergers and acquisitions, corporate recapitalization, and valuations for corporate and other purposes, states that we are competent to provide an opinion as to the fairness and adequacy of the Purchase Price. Neither Chaffe nor any of our officers or employees has an interest in the Company common stock. The fee received for the preparation and delivery of this opinion is not dependent or contingent upon the successful conclusion of the Tender Offer.

 In connection with rendering our opinion, Chaffe, among other things: (i) reviewed a copy of the draft Tender Offer Statement dated July 10, 2000, particularly the terms affecting the
Purchase Price; (ii) reviewed and analyzed Company audited financial statements for the years ending June 30, 1995 through
1999 and internally-prepared financial statements for the 48 weeks ending May 28, 2000, as well as other Company financial and operating data prepared by its management, including certain financial forecasts and projections; (iii) held discussions with members of the management and a representative of the Board of Directors of the Company concerning past and current operations, financial condition, business environment, prospects and strategic objectives; (iv) reviewed the reported prices and trading activity for the Company common stock; (v) held discussions with a representative of the Purchaser about strategic objectives; (vi) compared the financial performance of the Company and the prices and trading activity of the Company common stock with those of certain comparable publicly-traded companies and their securities; (vii) reviewed the financial terms, to the extent publicly available, of certain comparable merger and acquisitions transactions; and (viii) performed such other studies and analyses as Chaffe deemed appropriate to this opinion.

 In our review, Chaffe relied, without independent verification, upon the accuracy and completeness of financial and all other information considered by us for purposes of our opinion, and we have not assumed any responsibility for independent verification of such information. Chaffe did not (i) make or obtain an independent review of the Company's assets or liabilities, nor was Chaffe furnished with any such appraisals; or (ii) conduct a physical inspection of the properties and facilities of the Company. With respect to the financial forecasts and projections made available to us, Chaffe has assumed that they were reasonably prepared on bases reflecting the Company management's best currently available estimates and judgments of future financial performance. We have further relied upon the assurances of the management of the Company that they are unaware of any facts that would make the information or projections provided to us incomplete or misleading.

 We have also relied on the Purchaser's representations regarding its ability to finance the Tender Offer. We have not reviewed internal business plans or financial projections of the Purchaser concerning the Company, and have no knowledge of the Purchaser's ability to provide additional capital to meet the Company's working capital or capital expenditure needs.

 Chaffe notes that as of the date of this letter, the Company has outstanding 2,663,605 common shares and 400,000 preferred shares, each convertible into one common share. The Company also has vested options outstanding of 4,875, which are in the money at $1 per share. If these are converted and exercised, respectively, the Company will have 3,068,480 shares of common stock outstanding.

 This opinion was necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this letter, and any change in such conditions would require a reevaluation of this opinion. Chaffe expresses no opinion as to the price at which the Company common stock will trade subsequent to the Tender Offer. We also express no opinion on the tax consequences of the Tender Offer on the Company or its stockholders.

 It is understood that this letter is for the information of the Board of Directors of the Company and may be included in its entirety in any correspondence from the Board of Directors to the Company shareholders with respect to this transaction. This letter may not be used for any other purposes without our prior written consent. This letter does not constitute a recommendation to any stockholder as to whether the stockholder should tender his or her shares of the Company common stock.

 Based upon and subject to the foregoing and after consideration of such other matters as we deemed relevant, it is our opinion as of the date of this letter, that from a financial point of view, the Purchase Price, subject to the other terms and conditions of the Tender Offer, is a fair and adequate price for a share of the Company common stock.

Very truly yours,

CHAFFE & ASSOCIATES, INC.


/s/Chaffe & Associates, Inc.